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ACQUISITION OF OPPENHEIMER GLOBAL EMERGING GROWTH FUND
On June 20, 1997, the Fund acquired all the net assets of Oppenheimer Global Emerging Growth Fund, pursuant to an agreement and plan of reorganization approved by the Oppenheimer Global Emerging Growth Fund shareholders on June 17, 1997. The Fund issued 3,204,584, 312,088 and 95,479 shares of beneficial interest for Class A, Class B and Class C, respectively, valued at $145,520,176, $13,881,679, and $4,297,523, in exchange for the net assets, resulting in combined Class A net assets of $3,183,354,282, Class B net assets of $783,786,956 and Class C net assets of $46,691,471 on June 20, 1997. The net assets acquired included net unrealized appreciation of $36,954,700. The exchange qualified as a tax-free reorganization for federal income tax purposes.